UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Maryland corporation (the “Registrant”), hereby notifies the U.S. Securities and Exchange Commission that it registered under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration, the Registrant submits the following information:

Name:	Oaktree Diversified Income Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Brookfield Public Securities Group LLC
Brookfield Place, 250 Vesey Street, 15th floor
New York, New York 10281-1023

Telephone Number (including area code): (212) 417-7049

Name and address of agent for service of process:

Brian F. Hurley, Esq.

c/o Brookfield Public Securities Group LLC

Oaktree  Diversified Income Fund Inc.

Brookfield Place, 250 Vesey Street, 15th floor

New York, New York 10281-1023

With copies of Notices and Communications to:

Thomas D. Peeney, Esq.

Brookfield Public Securities Group LLC

Brookfield Place, 250 Vesey Street, 15th floor

New York, New York 10281-1023

Michael R. Rosella, Esq.

Vadim Avdeychik, Esq.

Paul Hastings LLP

200 Park Avenue

New York, New York 10166

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒          NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of New York and the state of New York on the 9th day of July 2021.

Oaktree Diversified Income Fund Inc.

		By:	/s/ Brian F. Hurley
		Name:	Brian F. Hurley
		Title:	Director, President and Treasurer

Attest:	/s/ Thomas D. Peeney
Name:	Thomas D. Peeney
Title:	Secretary